Filed by BNC Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BNC Bancorp

(Commission File No. 000-50128)

Date: January 23, 2017

Email from Richard D. Callicutt II to Bank of North Carolina Employees:

This evening we announced our intent to merge with Nashville-based Pinnacle Financial Partners. Attached you will find the media release, an Employee Q&A and a Customer Q&A.

I know this comes as a surprise to you, and I’m sorry I could not share this with you sooner. As a public company, we had to wait until we could make the information more widely available.

I imagine your number one question is… why? Our company is one of the fastest growing companies in America, with a high-performing stock and an excellent reputation for performance and customer service. For some time now, we have not only been a workplace of choice but a “buyer” of choice. We have amassed a team of the best bankers in the Carolinas and Virginia.

As you know, there is increased regulation for banks over $10 billion, and with that comes increased expense and risk. As we began to evaluate our options, we considered three choices: continue to acquire larger banks to warrant the higher regulation costs, slow our growth as we approach $10 billion, or combine our company with another high-performing community bank. Honestly, the number of attractive acquisition targets for us was narrowing, and slowing down was not an option.

Pinnacle’s stated desire to be in our markets led to discussions about combining the two organizations. What we quickly discovered was that our banks have much in common: a high rate of growth, a commitment to people and a culture driven by excellence. I know many of you are not familiar with Pinnacle.

•	They are recognized as one of the best places to work in America. Pinnacle has been ranked in the top 5 on both American Banker’s Best Banks to Work For list and Fortune’s list of Best Small and Medium Workplaces in America.

•	They are recognized nationally as one of the best bank brands. Financial consulting and research firm Greenwich Associates honored Pinnacle with two national “Best Brand” awards in 2016—one for “Ease of Doing Business” and the other for “Trust” in small business banking. The awards, which signify how easy it is to work with Pinnacle and the trust clients place in the firm, are based on customer ratings.

•	They have a track record for strong shareholder returns. PNFP’s stock is the second-highest performing bank stock since Pinnacle’s founding in 2000.

The proposed merger will be an excellent opportunity for our continued growth, as well as a time of great change for BNC. I strongly believe that we can accomplish more together than independently.

I know this will be a time of uncertainty. Over the past 10 years our company has been through numerous integrations of other banks. We are good at change. Pinnacle has completed three successful bank integrations in the past 18 months. I’m convinced Pinnacle is good at managing change, too. In addition, they recognize our experience over the past 10 years of acquisitions and are hoping that we can combine our best practices to create one of the most successful integrations in banking history.

I want to take a moment to reassure you of my commitment to doing what’s right for our team. I will continue to lead our markets. And we – the leadership of the combined company – commit to:

•	Treating all employees in each organization with honesty and respect.

•	Communicating to employees as soon as decisions are finalized in an open, clear and concise manner.

•	Creating avenues for easy, two-way communication.

Attached you will find FAQs on how the merger affects our employees, customers and shareholders. Ultimately, you may have questions that do not yet have answers. Please be patient as we work through the details of the merger. We will be hosting several town hall meetings in an effort to answer any questions you have. Stay tuned!

[Legends included in the original are excerpted at the end of this filing]

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Employee Questions & Answers:

1.	What is the rationale for combining the two companies?

We firmly believe that both BNC and Pinnacle will grow faster and stronger together than either could independently. We view this merger as an opportunity to create an even stronger bank based on the shared values and service cultures of two complementary companies. We believe the employees, customers and shareholders of each company will experience immediate value as well as significant long-term upside.

For Employees:

•	Pinnacle believes that each market is best served by people who are local and understand the market. They are not a “move over we’re driving” kind of company. That means our leaders will continue to lead our team in the Carolinas and Virginia while creating even greater opportunities for growth.

•	I have been so proud of the company we have created and want it to continue. Like BNC, Pinnacle has an engaging work environment with a vision to be the best financial services firm and the best place to work in the Southeast. Pinnacle has achieved recognition nationally through Great Places to Work and Best Banks to Work For awards.

•	Pinnacle and BNC are both high-performing banks, and we believe we will gain even greater momentum together. As you know, being a part of one of the fastest growing and highest performing banks in the United States creates a fun and exciting workplace.

•	Since many Pinnacle and BNC employees are shareholders, we will benefit from the growth we anticipate this combination to bring.

•	In addition, in the combined company, following the year of closing (unless the closing occurs in the first quarter of a year), all non-commissioned associates will participate in Pinnacle’s cash incentive plan, which Pinnacle believes is a key driver of the strong teamwork that has led to its rapid growth and success. Pinnacle paid $16.6 million in annual cash incentives to 1,107 associates for 2016.

For BNC Customers:

•	BNC employees will continue managing customer relationships in the combined company.

•	Pinnacle has an unwavering focus on creating an excellent client experience.

•	Financial consulting and research firm Greenwich Associates honored Pinnacle with two national “Best Brand” awards in 2016—one for “Ease of Doing Business” and the other for “Trust” in small business banking. The awards, which signify how easy it is to work with Pinnacle and the trust clients place in the company, are based on customer ratings.

•	96 percent of Pinnacle clients rate the company “recognizably better than competitors” on internal surveys.

•	Pinnacle will continue our focus on combining the spirit of a community bank with the sophisticated banking capabilities of a larger regional bank player.

•	Increased capital and in-house lending limits opens the doors to even more middle-market commercial customers while offering expanded corporate and treasury management services to businesses.

•	BNC commercial real estate customers will benefit from Pinnacle’s ability to offer long-term, non-recourse commercial mortgages through our mortgage bankers and their networks of agencies and insurance companies.

•	The combined company will continue to expand on BNC’s wealth management capabilities which include trust, brokerage, investment advisory services and insurance.

For BNC Shareholders:

•	PNFP is also publicly traded on the NASDAQ and has been the second-highest performing bank stock in the nation since inception in the fourth quarter of 2000.

•	The combined company is expected to continue to provide an ongoing dividend stream. In January 2017, Pinnacle’s board declared a $0.14 per share cash dividend for the quarter.

2.	What’s the next step? When will the two companies combine?

We anticipate closing the merger in 3Q 2017, contingent on, among other things, regulatory approval and approval from Pinnacle’s and BNC’s shareholders. That will technically complete the financial combination of the two companies.

Based on these projections, the system conversion would take place in 4Q 2017 or early 2018. It is at the time of the system conversion that our brand, signage, etc. will become Pinnacle’s.

Until the merger is completed it will be business as usual and each company will continue to operate as a separate, independent company.

3.	Will there be any office closures?

Our goal has always been to optimize our office distribution so that our customers are well served. As you know, we have three offices currently under construction. We will open those offices as planned. In addition, we will continue to review our branch distribution and make decisions within our market. We anticipate some office closures will occur as a result of our review.

4.	How does this affect me and my job?

Initially and until the transaction is closed which is expected to occur in 3Q 2017, today’s announcement will have limited impact on your current responsibilities, other than for those directly involved in the transition and integration efforts. In terms of our customers, it is business as usual and we all need to stay focused on delivering excellent service and answering any customer questions or concerns.

Long term, our employees will continue to be involved in managing customer relationships in the combined company. Customer-facing employees will continue to provide the service you always have.

The hardest part of my job today is to tell you that some positions will not be required after the merger is complete. As with any merger, there will be displaced employees primarily in operations and administration.

5.	When will we know which jobs will be eliminated?

Pinnacle plans to notify, no later than February 28, 2017, any BNC employee whose position will be impacted. It is not anticipated that any positions will be eliminated until after the merger is closed. In fact, most position eliminations will not occur until systems conversions have taken place and stabilized in early 2018.

6.	Will severance packages be available?

At this time, severance/retention plans have not been finalized. But in general, we believe that displaced associates will be eligible to receive severance pay equal to one month of base pay for every year of service at BNC (or bank acquired by BNC) with a maximum of six months’ base pay. In addition, we are working on a retention bonus plan with Pinnacle that will serve both as a severance benefit to assist during a job transition period and as an incentive to stay and work effectively until the position is actually eliminated. Any accrued but unused vacation will also be paid following employment termination.

Each employee will receive a communication regarding their specific retention amount no later than February 28, 2017.

7.	How does this affect my healthcare benefits?

BNC’s current plan will remain in effect at least until the closing date. We are still working through details, but it’s possible our employees will commence participation in the Pinnacle plans on the closing date. If not, we would expect to transition to Pinnacle’s plans in the year following the year of the closing.

There almost certainly will be some changes in the healthcare plan. The good news is we are both on BlueCross BlueShield. We will work through all of the details over the next few months and keep you updated. Your expectation should be that you will continue to have a program that provides access to quality physicians and hospitals at a fair and affordable price for you.

8.	How does this impact BNC’s bonus plan? When will we change to Pinnacle’s compensation model?

Unless we close in the first quarter of a year, we will continue on the BNC compensation and incentive plans through the end of the year in which the closing occurs. Employees who continue with the combined company will be eligible for bonus compensation under the Pinnacle plan for future fiscal years (and the year of closing, if the closing occurs in the first quarter of a year).

9.	How does this impact my BNC stock or restricted shares?

Any unvested shares you have been awarded prior to December 31, 2016 will vest on the closing date. At that point, all shares of BNC stock, including vested restricted stock, held by associates will be converted into the merger consideration. A more detailed communication about the treatment of BNC equity awards will be sent separately.

Grants given on or after December 31, 2016 are subject to vesting schedules as outlined in the grant.

10.	What is Pinnacle’s approach to compensation?

Some important compensation philosophies guide any modifications to compensation plans for BNC’s employees who will continue with the combined company.

•	All non-commissioned BNC employees will be included in Pinnacle’s annual cash incentive plan in 2018 if the merger is closed before the end of the first quarter of 2018.

•	All employees will be included in Pinnacle’s equity-based compensation plan beginning in 2018. The value of the “equity” grants to Pinnacle’s associates since its inception in October 2000 approximates $337.71 million as of December 31, 2016.

•	Pinnacle’s commitment is to provide a salary administration program built on fairness.

•	The primary focus of Pinnacle is to make sure what it pays associates is fair in relationship to job responsibilities, market comparisons and performance.

•	Motivation to achieve superior results comes by linking an associate’s pay to his or her performance.

Given the inclusion of all non-commissioned employees in Pinnacle’s annual cash incentive plan and all employees in Pinnacle’s equity-based incentive plan, most employees are expected to have the opportunity for increased total compensation under the Pinnacle plan.

11.	How does Pinnacle’s incentive plan work?

Pinnacle has worked hard to build a “principle-centered” company. Three very important values that influence all decisions, but that are particularly important in shaping Pinnacle’s incentive plan, are results, partnership and fairness. Here’s how the plan works:

•	Every non-commissioned employee is included in the incentive plan.

•	Each employee is assigned an incentive tier, which is a percentage of their base salary.

•	If the criticized and classified asset to capital ratio for the company is less than a predetermined target, then employees are eligible to receive their targeted incentive compensation. This ratio is used because it is one of the best predictors of whether poor loans are being booked to escalate current earnings but could jeopardize the future earnings of the company. Like us, Pinnacle simply cannot afford poor loan quality.

•	If the company hits its predetermined performance targets (which for 2017 were earnings per share and revenue targets), all employees who rate “meets expectations” or better on their performance review receive their target award.

•	If the company hits the BHAG (Big Hairy Audacious Goal) established at the beginning of the year, all employees would receive more than their target awards.

•	If the company falls short of the performance targets, all employees would receive less than target awards.

•	Should performance fail to achieve minimum targets, employees would receive no annual cash incentive.

This incentive approach creates:

•	Results. Incentives are only paid if the company achieves the desired results.

•	Balance. Pinnacle’s incentive plan was designed from the beginning to balance the needs of the company with the needs of clients. There is no winning at the client’s expense.

•	Partnership. There is no arguing about whose client it is. There is no arguing about who should get the “commission.” There is no arguing about who should take the charge-off. Everyone needs to get the fees and service charges collected. No one gets paid unless everyone gets paid.

•	Fairness. We will only hit the very aggressive performance targets we set for ourselves if everyone gives 100%. Therefore, what could be more fair than including everyone in the incentive payout?

12.	What about my 401(k) plan?

Pinnacle’s associates broadly participate in Pinnacle’s 401(k) plan, which today is structured such that the employer matches dollar-for-dollar up to 4% of your contribution on a per pay period basis. This means:

•	If you contribute 4% of your salary per pay period, Pinnacle will match it at 4%.

•	If you contribute 3% of your salary per pay period Pinnacle will match 3%.

•	If you contribute 5% of your salary per pay period, Pinnacle will match 4%.

•	If you do not contribute from your salary in a pay period, there will be no company match for that pay period.

These matching contributions are fully vested from day one. The plan also offers a wide variety of investment options, including Roth IRA and shares of Pinnacle stock.

Our HR team will work with Pinnacle over the next several months to communicate the transition to Pinnacle’s plan. It is likely we will terminate our plan at the closing date and enroll associates in Pinnacle’s 401(k).

13.	Will any of our titles change?

Yes. While we don’t yet know how, we do know that Pinnacle’s titles are different. A few examples you will soon encounter include:

Traditional Title	Pinnacle Title

Commercial Banker	Financial Advisor

Business Banker	Financial Advisor

Private Banker	Financial Advisor

Mortgage Loan Originator	Mortgage Advisor

Mortgage Closing Specialist	Mortgage Advisor Assistant

14.	How will the company’s leadership be affected by the merger?

Key management including Rick Callicutt, CEO and David Spencer, CFO will continue with the combined company with primary responsibility for the Carolinas and Virginia. We hope to retain key leaders in all BNC markets.

15.	Will we convert BNC’s operations to Pinnacle’s systems?

We have reviewed the system capabilities of the two companies. It is our intention to convert BNC’s to Pinnacle’s systems in 4Q 2017 or early 2018, but until the merger is completed each company will continue to operate independently on its existing system.

16.	Who from BNC will be involved in the integration planning?

BNC CFO David Spencer and Hugh Queener, Pinnacle’s Chief Administrative Officer, will work to determine who from BNC will need to be included on the integration team.

17.	Do BNC and Pinnacle share the same credit discipline?

Our credit disciplines are extraordinarily similar. Both of our companies have very low net charge-offs and great credit metrics. Pinnacle’s basics for credit approval include:

•	Signature system (personal accountabilities; no credit committee)

•	Relatively low individual loan authorities

•	Lender and supervisor can generally approve a $1 to $1.5 million

•	Credit officer can combine to approve about $10 million

•	An ability to get relatively large deals done quickly with local market lenders

•	Speedy response to customers with the ability to finalize credit documentation quickly

While we expect the integration of the two credit cultures to be relatively smooth, the combined company can only have one method or process. Therefore, the process of converting to one operating standard will no doubt require some changes for BNC employees.

18.	How do we respond to people in the community who are disappointed that we will no longer be BNC?

Although we will lose the BNC identity, the core of what made this company what it is today will remain intact. We will continue to invest in creating a great workplace and serving our customers with a commitment to excellence.

19.	What is Pinnacle’s philosophy regarding community involvement and support?

Each year Pinnacle budgets for community contributions in each market based on asset size. Part of the integration process will be to look at what BNC is currently doing in community contributions. Pinnacle’s decision process starts with asking associates to request contributions for causes they are involved in and support. These requests get priority consideration. In its overall giving, Pinnacle supports four major categories:

•	Education

•	Health & Human Services

•	Arts

•	Economic Development

Pinnacle and BNC also share a commitment to the communities we serve through our focus on providing affordable housing. Both firms have been recognized for their innovative programs to make affordable housing available to low and moderate income families.

We hope that you have found this information helpful. However, this communication is only a summary and does not create a contract or other commitment with respect to your continued employment or compensation and benefits. If there is any conflict between this information and the official plan documents relating to any benefit plan referred to herein, the terms of the plan documents will govern. Also, as always, BNC and Pinnacle reserve the right to interpret, modify or terminate its plans and policies at any time.

[Legends included in the original are excerpted at the end of this filing]

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Customer Questions & Answers:

On January 22, BNC announced our intent to merge with Nashville-based Pinnacle Financial Partners. You can read the full news release here. [link to release]

What does this mean for me?

At this point there is very little impact to you. You can continue using your BNC accounts and services as normal. Longer term, you will receive the same excellent service and commitment to community that you’ve come to expect from us. That means:

•	BNC employees will continue to be involved in managing customer relationships in the combined company.

•	Like us, Pinnacle focuses on delivering more for customers and creating an excellent experience. Financial consulting and research firm Greenwich Associates honored Pinnacle with two national “Best Brand” awards in 2016—one for “Ease of Doing Business” and the other for “Trust” in small business banking. The awards, which signify how easy it is to work with Pinnacle and the trust clients place in the company, are based on customer ratings.

•	We will continue our focus on combining the spirit of a community bank with the sophisticated banking capabilities of a larger regional bank player.

•	Increased capital and in-house lending limits will allow us to better serve our commercial customers. In addition, Pinnacle offers a full suite of treasury management products that we believe our commercial customers will find attractive.

•	The combined company will continue to expand on BNC’s wealth management capabilities, which include trust, brokerage, investment advisory services and insurance.

Why is BNC merging with Pinnacle?

Because of our financial strength and strong operating performance, we have had the luxury of considering many options for the future of our company. Pinnacle’s stated desire to be in our key markets led to discussions about combining the two organizations. We quickly discovered that our companies have much in common: we are both high-performing banks, we share the same values, and we have strong service cultures. We strongly believe that by choosing this strategic option we can accomplish more, better serve our customers and realize more value for our shareholders.

What will happen to the BNC leadership?

Key management, including CEO Rick Callicutt and CFO David Spencer, will continue with the combined company with primary responsibility for the Carolinas and Virginia. We intend to retain key leaders in all BNC markets.

How can I learn more about Pinnacle?

Visit www.pnfp.com/about for more information on Pinnacle.

[Legends included in the original are excerpted at the end of this filing]

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Forward-Looking Statements

All statements, other than statements of historical fact, included in this communication, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to Pinnacle Financial Partners, Inc. (“Pinnacle”) and BNC Bancorp (“BNC”) of the proposed merger, Pinnacle’s and BNC’s future financial and operating results (including the anticipated impact of the merger on Pinnacle’s and BNC’s earnings and tangible book value) and Pinnacle’s and BNC’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle and BNC to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure to obtain the necessary approvals by Pinnacle and BNC shareholders, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability to obtain required governmental approvals of the proposed merger, (8) reputational risk and the reaction of the parties’ customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions to be satisfied, or any unexpected delay in closing the merger, (10) the risk that the integration of Pinnacle’s and BNC’s operations will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the merger or related to the merger and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in Pinnacle’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, or BNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Pinnacle and BNC disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of Pinnacle’s and BNC’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Pinnacle with the SEC may be obtained free of charge at Pinnacle’s website at www.pnfp.com, under the heading “About Pinnacle” and the subheading “Investor Relations,” or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Pinnacle by requesting them in writing to Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, Attention: Investor Relations, or by telephone at (615) 744-3700.

The documents filed by BNC with the SEC may be obtained free of charge at BNC’s website at www.bncbanking.com under the “Investor Relations” section, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from BNC by requesting them in writing to BNC Bancorp, 3980 Premier Drive, Suite 210, High Point, North Carolina 27265, Attention: Investor Relations, or by telephone at (336) 869-9200.

In connection with the proposed transaction, Pinnacle intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of BNC and Pinnacle and a prospectus of Pinnacle, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BNC and Pinnacle are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Pinnacle or BNC as described in the paragraphs above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Pinnacle, BNC, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Pinnacle’s and BNC’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Pinnacle and their ownership of Pinnacle common stock is set forth in the definitive proxy statement for Pinnacle’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 10, 2016, and other documents subsequently filed by Pinnacle with the SEC. Information about the directors and executive officers of BNC and their ownership of BNC common stock is set forth in the definitive proxy statement for BNC’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 6, 2016, and other documents subsequently filed by BNC with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.

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